[redacted]

SECU 08032127 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOLFE & HURST BOND BROKERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONTGOMERY STREET, SUITE 1040
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. RICHARD CHAPLIN
(Name – *if individual, state last, first, middle name*)

18 CLINTON LANE	SCOTCH PLAINS	NJ	07076
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 11 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, O. GENE HURST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLFE & HURST BOND BROKERS, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

O. GENE HURST

Title

PRESIDENT

Notary Public

BARBARA G. MCDARBY
A Notary Public of New Jersey
My Commission Expires May 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFE & HURST BOND BROKERS, INC.

AUDIT REPORT

JUNE 30, 2008

J. Richard Chaplin
Certified Public Accountant
18 Clinton Lane
Scotch Plains, NJ 07076
908-322-6483

SEC
Mail Processing
Section

AUG 11 2008

Washington, DC
100

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
WOLFE & HURST BOND BROKERS, INC.

I have audited the accompanying Statement of Financial Position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2008 and the related Statements of Changes in Shareholder's Equity, and Changes in Subordinated Liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, subject to the matter discussed in Footnote 11,the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2008, and the results of its changes in shareholder's equity, and changes in subordinated liabilities for the year then ended in conformity with generally accepted accounting principles.

My examination also included the supporting schedules of Computation of Aggregated Indebtedness and Net Capital, Net Capital Reserve Requirements, and Statements of Possession and Control of Securities, and in my opinion, they present fairly the information required to be included therein in accordance with my interpretation of the applicable rules of the Securities and Exchange Commission.

J. Richard Chaplin, CPA
Richard Chaplin, CPA
Scotch Plains, New Jersey
August 4, 2008

Licensed in N.J. & N.Y.

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2008

ASSETS

CURRENT ASSETS

Cash		$ 702,234
Special Bank Account for the Exclusive Benefit of the Customers (Note 2)		100
Good Faith Deposits (Note 3)		395,000
Clearing House Receivable (Note 4)		289,917
Fails to Deliver (Note 5)		124,385
Collateralized Receivable (Note 8)		550,000
Intercompany Receivable		245,218
Employee Loan Receivable		4,269
Prepaid Expenses		83,138
TOTAL CURRENT ASSETS		**$2,394,261**
FIXED ASSETS, at cost		
Furniture & Fixtures (Note 1)	$230,287	
Accumulated Depreciation	(229,176)	
Net		
TOTAL FIXED ASSETS		**1,111**
OTHER ASSETS		
Mandatory non Marketable Investment (Note 4)	10,589	
Deposits	49,007	
Total Other Assets		**59,596**
TOTAL ASSETS		**$2,454,968**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2008

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Payroll Tax Payable		$ 4,277
Fails to Receive (Note 5)		124,204
Accrued Expenses Payable		54,143
Federal Income and State Income or Franchise Tax Payable		3,159
Other Current Liabilities		12,343
TOTAL CURRENT LIABILITIES		**$ 198,126**
LONG TERM LIABILITIES		
Loans Payable Subordinated (Note 8)		580,955
TOTAL LONG TERM LIABILITIES		**580,955**
SHAREHOLDER'S EQUITY		
Capital Stock (Note 6)	297,885	
Additional Paid In Capital	471,637	
Treasury Stock	(88,295)	
Retained Earnings	994,660	
TOTAL SHAREHOLDER'S EQUITY		**1,675,887**
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		**$2,454,968**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED JUNE 30, 2008

Subordinated Loans at Beginning of Year	$580,955
Increase/(Decrease)	0
SUBORDINATED LOANS AT END OF YEAR	**$580,955**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

Shareholder's Equity at Beginning of Year	$1,790,753
Net Loss After Taxes	(114,866)
SHAREHOLDER'S EQUITY AT END OF YEAR	**$1,675,887**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION OF AGGREGATED INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1(a)1(i) UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2008

QUESTIONNAIRE REFERENCES:			
	Aggregated Indebtedness:		
	Payroll Taxes Payable	$ 4,277	
	Taxes Payable	3,159	
	Other Current Liabilities	12,343	
	Accrued Expenses Payable	54,143	
	TOTAL AGGREGATED INDEBTEDNESS		$ 73,922
NET CAPITAL			
	Credit Items:		
1792	Common Stock	297,885	
1794	Retained Earnings	1,109,526	
1794	Current Net Loss After Taxes	(114,866)	
1710	Demand Notes Covered by Subordinated Agreements	30,955	
1730	Subordinated Loans	550,000	
1796	Treasury Stock	(88,295)	
1793	Additional Paid In Capital	471,637	
	TOTAL CREDIT ITEMS		2,256,842
	Debit Items:		
720	Petty Cash	553	
910	Intercompany Receivable	245,218	
920	Furniture & Fixtures - Net	1,111	
930	Miscellaneous	136,414	
3570	Haircut-Fails to Deliver (Note 5)	2,625	
	TOTAL DEBIT ITEMS		385,921
	NET CAPITAL		**1,870,921**
Capital Requirements:			
3880	Minimum Net Capital		100,000
3910	**Net Capital in Excess of Above Requirements**		**$1,770,921**

RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL .040 TO 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5.

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF JUNE 30, 2008

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation. Wolfe & Hurst Bond Brokers, Inc., maintains a customer Special Bank Account with Fleet Bank, National Association for such purposes.

See Note 2

No material differences exist between the above computation and the computation in the Company's corresponding unaudited Form X-17A-5 Part II filing.

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2008

Wolfe & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying same. All transactions are cleared through The National Securities Clearing Corp., Depository Trust Company, or Bank of New York Company, Inc.

See Note 4

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008

NOTE 1 ACCOUNTING POLICIES

Security transactions (and related Fail Commission Income and Expense) are recorded on a settlement date basis.

The Company is a registered broker dealer engaged in the execution of bond transactions for other broker dealers as a broker's broker. The Company does not position bonds nor does it have retail customers.

Equipment is depreciated using accelerated methods. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income is charged for Income Taxes currently payable. Wolfe and Hurst Bond Brokers, Inc. files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

The carrying value of financial instruments is approximately equal to fair value.

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company periodically records the estimated impacts of various conditions, situations, or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standard ("SFAS")No.5 *Accounting for Contingencies*. SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

J. RICHARD CHAPLIN
CPA

NOTE 1 ACCOUNTING POLICIES (Continued)

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) that the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgement on the part of management. The company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

NOTE 2 SPECIAL BANK ACCOUNT

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not have any customer accounts and does not contemplate having any customer accounts.

NOTE 3 GOOD FAITH DEPOSIT

For the year ended June 30, 2008, Good Faith Deposits are maintained with The National Securities Clearing Corporation, Depository Trust Company, and the Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by the Bank of New York Company, Inc. The National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of The National Association of Security Dealers, Inc.

NOTE 5 FAILS

At the close of business on June 30, 2008, the Company had the following fail positions:

	FAILS TO RECEIVE	OVERNIGHT LOANS	FAILS TO DELIVER
Municipals	$ 46,701	$ 0	$ 46,701
Governments	0	0	0
Corporates	77,503	0	77,684
Total	$ 124,204	$ 0	$ 124,385

The Municipal fails to deliver over 21 days are $45,000.
The Government fails to deliver over 5 days are $0.
The Corporate fails to deliver over 5 days are $46,701

NOTE 6 CAPITAL STOCK

There are 90 shares of common stock issued without par value. As of June 30, 2008, the shares are held by Wolfe & Hurst, Inc. Nine Hundred and Ten (910) shares are unissued.

NOTE 7 COMMITMENTS

Minimum rental commitments under all noncancellable operating leases, primarily leases for real estate, in effect at June 30, 2008 were:

Fiscal Year ending June 30,	Amount
2009	$ 223,472
2010	176,563
2011	150,671
2012	144,944
2013 and beyond	0
Total Minimum Payments	$ 695,650

The total rental expense for operating leases for the fiscal year ended June 30, 2008 was $236,013.

NOTE 8 SECURITIES INVESTMENT PROTECTION CORPORATION (SIPC)

SIPC dues based on trading volume have been suspended. The Company pays an annual flat fee for SIPC dues.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2007

NOTE 9 LOAN SUBORDINATION

Pursuant to the Securities and Exchange Commission, the following parties have subordinated loan(s) to the Company:

NAME	AMOUNT	EARLIEST MATURITY DATE
Gerard J. Wolfe	$240,478	07/30/16
O. Gene Hurst	240,477	07/30/16
Wolfe & Hurst, Inc.	100,000	07/30/16
Total	$580,955	

NOTE 10 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees.

NOTE 11 CONTINGENCIES

During Fiscal 2006, the Company was informed by the staff of the Securities and Exchange Commission(SEC)that the staff was conducting an informal inquiry relating to "bid wanted" practices. "Bid wanted" is an industry practice used by broker dealers and broker's broker to prevent errors and mistakes in pricing in adherence to their fairness and fair pricing obligations. The Company's position is that there have been no regulatory violations. The Company and its traders intend to vigorously defend any and all negative findings.

The outcome of the above mentioned matter is uncertain. The amount of fines and or penalties is also uncertain. Accordingly there has been no accrual of amounts other than attorney fees

J. RICHARD CHAPLIN
CPA

END